Etsy, Inc.
117 Adams Street
Brooklyn, New York 11201

VIA EDGAR

September 10, 2021

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549
Attention: Aamira Chaudhry and Theresa Brillant

Re: Etsy, Inc.
Form 10-K for Fiscal Year Ended December 31, 2020
Filed February 26, 2021
File No. 001-36911

Dear Ms. Chaudhry and Ms. Brillant:

This letter is submitted on behalf of Etsy, Inc. (“Etsy” or the “Company”) in response to the letter dated August 4, 2021 from the Office of Trade & Services in the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (“SEC”) relating to Etsy’s Annual Report on Form 10-K for the year ended December 31, 2020 (the “2020 Annual Report”). For your convenience, the Staff’s comment is set forth in italics below, followed by Etsy’s response.

Form 10-K for Fiscal Year Ended December 31, 2020
Item 1A. Risk Factors, page 66

1.We note that your forum selection provision identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any “derivative action.” Please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please also revise your filing to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.

The Company acknowledges the Staff’s comment and respectfully advises that it will revise its future filings with the SEC to clarify that the Company’s forum selection provision does not apply to actions arising under the Securities Act or Exchange Act. Set forth below for the Staff’s consideration is a draft of the Company’s proposed revision to the risk factor. For the Staff’s convenience, the proposed new text is underlined below.

Our certificate of incorporation provides that the Court of Chancery of the State of Delaware is the exclusive forum for substantially all disputes between us and our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers, or employees.

Our certificate of incorporation provides that the Court of Chancery of the State of Delaware is the exclusive forum for the following types of actions or proceedings under Delaware statutory or common law:
•any derivative action or proceeding brought on our behalf~~,~~;
•any action asserting a breach of fiduciary duty~~,~~;
•any action asserting a claim against us arising pursuant to the Delaware General Corporation Law~~, our certificate of incorporation or our bylaws or~~; and
•any action asserting a claim against us that is governed by the internal affairs doctrine.

This provision would not apply to suits brought to enforce a duty or liability created by the Exchange Act. Furthermore, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all such Securities Act actions. Accordingly, both state and federal courts have jurisdiction to entertain such claims. While the Delaware courts have determined that choice of forum provisions are facially valid, a stockholder may nevertheless seek to bring a claim in a venue other than that designated in our exclusive forum provision. In such instance, we would expect to vigorously assert the validity and enforceability of the exclusive forum provision of our certificate of incorporation. This may require significant additional costs associated with resolving such action in other jurisdictions and there can be no assurance that the provisions will be enforced by a court in those other jurisdictions.

This choice of forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers, or other employees and may discourage these types of lawsuits. Alternatively, if a court were to find the choice of forum provision contained in our certificate of incorporation to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions.

*****

Should you have any additional questions or comments, please contact me at rglaser@etsy.com or Jill Simeone, our Chief Legal Officer and Corporate Secretary, at jsimeone@etsy.com.

Sincerely,

ETSY, INC.

s/Rachel Glaser
Name: Rachel Glaser
Title: Chief Financial Officer

cc: Jill Simeone